Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

June 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:	Clickstream Corp.
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 12, 2021
File No. 024-11475

Ladies and Gentlemen:

By letter dated May 25, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 2 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 2 to Offering Statement on Form 1-A

Description of Our Business

New Business, page 18

1.	We note that Tristan Chaudhry and Isaac Nakash are the management team for HeyPal which was developed by Nebula Software Corp, a subsidiary of Clickstream. We further note that Messrs. Chaudhry and Nakash were executive officers of Rebel Blockchain, which was acquired by Clickstream in March 2021. Please revise to provide a discussion of the nature of the relationship between the parties prior to and after each transaction including the positions held, whether negotiations were held on an arm’s length basis, and whether these transactions were related party transactions.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

COMPANY’S RESPONSE

We have revised the description of the “Business Plan” section to address the relationship of Messrs. Chaudhry and Nakash to the Company. In this regard, they constituted and are currently the management of Nebula. They independently formed Rebel Blockchain subsequent to the Company’s acquisition of Nebula and remain its management team. Messrs. Chaudhry and Nakash are not and never have been officers or directors of the Company or otherwise affiliates of the Company. The transaction with Rebel Blockchain was conducted on an arm’s length basis as the Company’s executive officers negotiated the terms thereof on behalf of the Company.

Compensation of Directors and Executive Officers, page 25

2.	We note that pursuant to the Reorganization and Stock Purchase Agreement with Rebel Blockchain, Frank Magliochetti, Michael Handelman and Michael O’Hara will be either officers or directors of Rebel Blockchain. We further note that Exhibit E to the Reorganization and Stock Purchase Agreement provides that a portion of the $300,000 secured loan will be used for salaries to the officers and directors of Rebel Blockchain. To the extent that any officers or directors of Clickstream will be compensated under this agreement, please revise your executive compensation disclosure.

COMPANY’S RESPONSE

No officers or directors of the Company have or will be compensated under the Reorganization and Stock Purchase Agreement.

Notes to Consolidated Financial Statements

Note 11. Subsequent Events, page 60

3.	You state in your response to prior comment 1 that even if you assumed all contingent shares are issued to Rebel Blockchain, none of the conditions specified in Rule 8-04(b) would exceed 20%. Please provide the calculations that support your conclusions and specifically address how you valued the contingent consideration. Refer to ASC 805-30- 25-5 to 25-7.

COMPANY’S RESPONSE

With respect to the Staff’s comment, Rebel Blockchain, Inc. (“Rebel”) does not meet the definition of a business under Reg S-X 11-01(d). Therefore, Reg S-X 8-04 and 8-05 (and Reg S-X 3-05) do not apply in accordance with S-X 3-05(a)(2).

The presumption under S-X 11-01(d) that a separate entity is a business is rebutted as follows:

1.       Rebel was formed 3 days prior to the transaction with Clickstream.

2.       Rebel filed for a trademark 2 days after the transaction with ClickStream with first use of the trademark 2 days prior to the transaction with ClickStream.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

3.       Rebel did not have any revenue producing activities prior to the transaction with ClickStream nor has it had any revenue producing activities since the transaction with ClickStream.

Additionally, Under S-X 11-01(d), there is no continuity of operations such that disclosure of prior financial information is material to an understanding of future operations.

Since Rebel Blockchain is not a business, no audits are required under Reg 8-04 or 8-05 (or S-X 305) and therefore no significance test is required under 3-05(b)(2).

4.	We note interim consolidated balance sheet that there were 230,660,625 common shares issued and outstanding at December 31, 2020. According to your disclosures on page 61, you issued 3,281,070 additional shares subsequent to December 31, 2020. The sum of these two amounts, 233,941,695, does not agree to the disclosures elsewhere where you state that there are 244,421,102 shares of common stock currently outstanding. Please explain the inconsistency and ensure that all issuances subsequent to the date of the most recent balance sheet are appropriately properly disclosed in your subsequent events footnotes. Refer to ASC 855-10-50-2.

COMPANY’S RESPONSE

For the period January 1st, 2021, through May 26th , 2021, the Company issued 13,760,477 shares as follows: 2,000,000 shares of Common Stock to Amber Theoharis pursuant to the addendum to her Program Development Agreement, 1,000,000 shares to Heather Krug pursuant to a Marketing Agreement, 31,070 shares to David Carr as a special appearance fee, 20,777 shares to James Jones as a special appearance fee, 250,000 shares to Axiom Financial, Inc. pursuant to a consulting agreement, 5,000,000 shares to Chaudhry, LLC. pursuant to a Reorganization and Stock Purchase Agreement, 5,000,000 shares to Lookash Realty, LLC. pursuant to a Reorganization and Stock Purchase Agreement, 368,000 shares to FMW Media Works, LLC. pursuant to a production and broadcasting agreement, 20,000 shares to Heather Krug pursuant to a marketing agreement, and 70,000 shares to Milestone Management Services, LLC. pursuant to a consulting agreement. Pursuant to FASB ASC 855, Management has evaluated all events and transactions that occurred from January 1st, 2021, through the date of issuance of these financial statements.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer

cc: David L. Ficksman